Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

October 31, 2017

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended October 31, 2017 and October 31, 2016.

	12 Months Ended October 31, 2017 Actual	12 Months Ended October 31, 2016 Actual
Interest coverage on subordinated indebtedness	43.89 times	34.62 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month periods ending October 31, 2017 and October 31, 2016 the average monthly exchange rates were $1.3073 per US$1.00 and $1.3249 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2017 were $6,799.21 million, which is 43.89 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2016 were $5,893.07 million, which is 34.62 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from information in the consolidated financial statements for the year ended October 31, 2017.

Certain comparative figures have been reclassified to conform with the current year’s presentation.